DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESH[redacted]
LONDON [redacted]

15, AVENU
7500

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6691
melendez@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

November 14, 2005

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated November 2005, entitled, "Consolidating position in China".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie M. DeMarco /md

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

Enclosure

By Hand Delivery

Gamesa

Consolidating position in China







NOVEMBER 2005

Please refer to last page for Forward Looking Statement

Executive Summary

- **First Facility in China**. Gamesa Eólica has fully entered the Chinese market with the construction of a G-5x wind turbine assembly facility in the province of Tiajin, with 400 Mw of capacity. This facility represents an investment of € 60 MM and will start its activity in 1H 2006.

- **Enhanced Visibility of 302 MW.** Gamesa Eólica has signed 5 new contracts with subsidiaries of the China Long Yuan Electric Power Group Corporation, valued at €160Mn. These contracts call for the supply of 355 units of the G58-850 kW model without tower, which are expected to be installed between 2006 – 2008.

- **Leadership in China**. With a 37% market share in 2004, Gamesa Eólica leads the wind turbine manufacturing market in China.

- **New Regulation in China.** The new Renewable Energy Law, which will take effect in 1Q 2006, doubled the Government target up to 40,000 by 2020

First Facility in China

- **Nacelle assembly facility for G-5x model**. G52-850 kW and G58-850 kW wind turbines models
- **Total investment up to € 60 MM.**
- **Production capacity of 400 MW per year**. The factory capacity could be expanded to over 700 MW per year if necessary.
- **Start up in H2 2006.**
- **Facility ownership is Gamesa Eólica 100%**


Heilongjiang
Jilin
Liaoning
BEIJING
Tianjin
Hebei
Xinjiang
Inner Mongolia
Gansu
Ningxia
Qinghai
Shanxi
Shandong
Shaanxi
Henan
Jiangsu
Tibet
Sichuan
Hubei
Anhui
Shanghai
Zhejiang
Chongqing
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Guangdong
Taiwan
Hong Kong
Hainan

Gamesa Eólica will increase its industrial presence out of Spain in 2006.

Enhance Visibility of 302 MW

- **302 MW agreement splits in two parts**.
  - Call for tenders (200 MW)
  - Bilateral contracts (102 MW)
- **Delivery between 2006-2008**. Assembly work is expected to begin in 2006 and finish in 2008
- **G58 – 850 kW model without tower.**
- **€ 160 MM agreement.** The contracts are valued at €160 MM and include supplying and installation supervision of the wind turbines.

Gamesa Eólica has signed its first long term agreement in China.

Leadership in China

- **Current Backlog amounts 556 MW.** The new contracts added to other transactions signed during the last years, represent a total of 556 MW to be sold in China between 2006 and 2008.
- **Strong Presence in China.** As of December 2004, Gamesa Eólica represented 13% of the accumulated installed capacity in China.
- **Growing Presence in China.** This position is improving as Gamesa Eólica reached a 36% market share in 2004.


2004 Market Share in China
Other
6%
Goldwin
20%
Vestas

Gamesa Eólica consolidates its growing leadership position in the Chinese Market.

New Regulation in China

<u>New target of 40,000 MW in 2020.</u> The Chinese government will approve a new target of wind installation of 40,000 MW by the year 2020. The current installed base is 769 MW as of December 2004.



Evolution of Windpower Installations China (MW)
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
346
406
473
571
769
1.019
1.419
1.919
2.519
3.119
40.000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2020
Cumulative Installation

Source: BTM and New Regulation

The new regulation that will be signed in January 2006 sets up a new target of 40,000 MW by 2020.

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.